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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-46868

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fairview Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

154 Long Lots Road
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason T. Sunderland 212-427-3623 - js@fairviewsecurities.com
(Area Code - Telephone No.) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this Filing*

TPS Thayer CPAs
(Name - if individual, state last, first, middle name)

1600 Hwy. 6, Suite 100 (Address) Sugar Land (City) Texas (State) 77478 (Zip Code)

07/14/2020
(Date of Registration with PCAOB) (if applicable)

6706
(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason T. Sunderland, Chief Executive Officer, swear (or affirm) that, to the best of my knowledge and belief the financial report pertaining to the firm of Fairview Securities, Inc. (Company), as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case be, has any proprietary interest in any account classified solely as that of a customer.

Jason T. Sunderland, Chief Executive Officer

Notary Public

NEBRISSA SONG
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50063325
My Commission Expires 7/3/2022

This filing** contains (check all applicable boxes):

This filing** contains (check all applicable boxes):

X (a) Statement of financial condition.

X (b) Notes to statement of financial condition.

☐(c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

X (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k). ☐

☐ Other: ____________________

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Stockholder
Fairview Securities, Inc.
154 Long Lots Road
Westport, CT 06880

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition Fairview Securities, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

TPS Thayer, LLC

TPS Thayer LLC

We have served as Fairview Securities, Inc.'s auditor since 2021.
Sugar Land, TX
February 28, 2022

www.TPSCPAS.com
1600 Highway 6, Suite 100 | Sugar Land, TX 77478 | T: 281.552.8430 | F: 281.552.8431

FAIRVIEW SECURITIES, INC.

Statement of Financial Condition

December 31, 2021

Assets		
Cash	$	127,605
Accounts receivable		46,979
Commission receivable		4,966
Prepaid expenses		8,113
Total Assets		187,663
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	92,795
Total Liabilities		92,795
Stockholder's Equity		
Common stock, no par value, 20,000 shares authorized, 7,250 shares issued and outstanding		145,000
Additional paid-in capital		397,336
Accumulated (deficit)		(447,468)
Total Stockholder's Equity		94,868
Total Liabilities and Stockholder's Equity	$	187,663

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Fairview Securities, Inc. ("Company") is a Connecticut Corporation formed November 12, 1993. The Company provides consulting and sales support services to Registered Investment Advisors. The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corp. (SIPC), National Futures Association ("NFA"), registered as a Commodity Trading Advisor ("CTA"). The Company is a wholly-owned subsidiary of Fairview Partners, Inc.

The Company's business activities involve the private placement of securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash consists of amounts denominated in US dollars. The Company does not, at any time, maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Commission Receivable

The Company considers commission receivable to be fully collectible; accordingly, no allowance for doubtful account is required.

New Accounting Guidance

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13 – Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment loss with an expected loss model for trade and other receivables. The Company adopted the standard during 2020, under the modified retrospective approach to the earliest period presented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include accounts payable, accrued expenses and accounts receivable, commission receivable and cash.

Concentration of Credit Risk

Financial instruments that potentially subject to Company to concentrations of credit risk consist primarily of cash. All of the Company's cash is held at high credit quality financial institutions.

NOTE 3 – PREPAID EXPENSES

Prepaid expenses as of December 31, 2021 were $8,113, mainly for regulatory fees.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivables balance as of December 31, 2021, were $46,979. Management has determined that no allowance for credit losses is necessary as of December 31, 2021.

NOTE 5 – COMMISSION RECEIVABLE

Commission receivable balance as of December 31, 2021, was $4,966.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable balance as of December 31, 2021 was $6,143. Accrued expenses payable balance as of December 31, 2021 was $86,652 consisting of accrued commission payable.

NOTE 7 - RISKS AND UNCERTAINTIES

The Covid-19 pandemic continues to cause a significant number of cases in 2021. Measures taken by various governments to contain the virus have affected economic activity. At this stage, the impact on our business and results has not been significant and based on our experience to date we expect this to remain the case. We will continue to follow the various government policies and advice and, in parallel, we will do our utmost to continue our operations in the best and safest way possible.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2022, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

Fairview Securities, Inc.'s Exemption Report

154 Long Lots Road

Westport, CT. 06880

Exemption Report January 1, 2021 through December 31, 2021.

Fairview Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and (1) the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c 3-3) throughout the most recent fiscal year without exception.

Fairview Securities, Inc., I, Jason T. Sunderland swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Jason T. Sunderland, Chief Executive Officer

Dated: 1/25/2022